SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 1)
KING PHARMACEUTICALS, INC.
(Name of Subject Company)
KING PHARMACEUTICALS, INC.
(Name of Person Filing Statement)
Common Stock, no par value per share
(Title of Class of Securities)
495582108
(CUSIP Number of Class of Securities)
Brian A. Markison
President and Chief Executive Officer
501 Fifth Street
Bristol, Tennessee 37620
(423) 989-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Scott F. Smith, Esq.
Jack S. Bodner, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 841-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed on October 22, 2010 by King Pharmaceuticals, Inc., a Tennessee corporation (“King”). The Schedule 14D-9 relates to the tender offer by Parker Tennessee Corp. (“Acquisition Sub”), a Tennessee corporation and wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, no par value per share, of King (the “Shares”) at a price of $14.25 per Share, net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated October 22, 2010 and the related Letter of Transmittal, and described in the Tender Offer Statement on Schedule TO filed by Pfizer and Acquisition Sub with the Securities and Exchange Commission (the “SEC”) on October 22, 2010.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating the paragraph under the heading “Litigation” as follows:
     “On October 13, 2010, a purported shareholder of King named L.A. Murphy filed a lawsuit in the Chancery Court of Sullivan County in the State of Tennessee against the members of the Board, King and Pfizer (the “Murphy Complaint”). On October 13, 2010, a purported shareholder of King named Alan R. Kahn filed a lawsuit in the Chancery Court for Greene County, Tennessee against the members of the Board, King and Pfizer (the “Kahn Complaint”). Also on October 13, 2010, a purported shareholder of King named Robert J. Casey, II filed a lawsuit in the Circuit Court for Sullivan County, Tennessee, Second Judicial District against the members of the Board, King, Pfizer and Acquisition Sub (the “Casey Complaint”). On October 15, 2010, a purported shareholder of King named Joseph Leone filed a lawsuit in the United States District Court for the Eastern District of Tennessee against the members of the Board, King, Pfizer and Acquisition Sub (the “Leone Complaint”). On October 15, 2010, a purported shareholder of King named Louisiana Municipal Police Employees Retirement System filed a lawsuit in the Chancery Court of Sullivan County in the State of Tennessee against the members of the Board and King (the “LMPERS Complaint”). Also on October 15, 2010, a purported shareholder of King named Edward Combs filed a lawsuit in the Chancery Court of Sullivan County, Tennessee against the members of the Board, King, Pfizer and Acquisition Sub (the “Combs Complaint” and together with the Murphy Complaint, the Kahn Complaint, the Casey Complaint, the Leone Complaint, and the LMPERS Complaint the “Complaints”).
     Each of the plaintiffs purports to sue on behalf of a class of other shareholders of King. Each Complaint alleges that the members of the Board breached their fiduciary duties to King’s shareholders in connection with the sale of King. The Murphy Complaint, Kahn Complaint, Casey Complaint, Leone Complaint and the Combs Complaint allege that Pfizer aided and abetted the purported breaches of fiduciary duties. The LMPERS Complaint alleges that King aided and abetted the purported breaches of fiduciary duties by the Board. The Casey Complaint, the Leone Complaint and the Combs Complaint each also allege that King and Acquisition Sub aided and abetted the purported breaches of fiduciary duties. Each Complaint seeks to enjoin the Offer, in addition to seeking other relief. With respect to each of the Complaints, King believes that the plaintiff’s allegations lack merit and, if the plaintiff proceeds with the litigation, will contest them vigorously.”
     Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following new paragraph immediately prior to the section entitled “Cautionary Note Regarding King Forward-Looking Statements”:
     “Notification to Thrombin JMI® Speakers
On October 26, 2010, King sent a letter (the “Thrombin JMI Letter”) to its Thrombin JMI® speakers notifying such persons of the Contemplated Transactions. A copy of the Thrombin JMI Letter is filed as Exhibit (a)(11) hereto and is incorporated herein by reference.”
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit
No.	Description
(a)(11)	Letter from King Notifying Thrombin JMI® Speakers of the Contemplated Transactions, dated October 26, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Brian A. Markison
	Name:	Brian A. Markison
	Title:	President and Chief Executive Officer

Dated: October 26, 2010

EXHIBIT INDEX

Exhibit
No.	Description
(a)(11)	Letter from King Notifying Thrombin JMI® Speakers of the Contemplated Transactions, dated October 26, 2010.